Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class COMMON SHARES Holder Account Number Fold Form of Proxy - Annual General Meeting to be held on Thursday, April 25, 2019 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint a proxyholder and one or more alternate proxyholders, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name(s) of your chosen proxyholder(s) in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine or contested. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 3:00 pm, Mountain Time, on Tuesday, April 23, 2019 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet Call the number listed BELOW from a touch tone telephone. Go to the following web site: www.investorvote.com 1-866-732-VOTE (8683) Toll Free Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01HJMA

Appointment of Proxyholder

I/We being holder(s) of **Vermilion Energy Inc.** hereby appoint(s): **Anthony W. Marino**, or failing him, **Lars W. Glemser**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General Meeting** of shareholders of **Vermilion Energy Inc.** to be held at The Metropolitan Conference Centre (333 - 4th Ave SW, Calgary, Alberta) on Thursday, April 25, 2019 at 3:00 pm (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of directors at **10 (Ten)**.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Lorenzo Donadeo	☐	☐	02. Carin A. Knickel	☐	☐	03. Stephen P. Larke	☐	☐
04. Loren M. Leiker	☐	☐	05. Larry J. Macdonald	☐	☐	06. Dr. Timothy R. Marchant	☐	☐
07. Anthony W. Marino	☐	☐	08. Robert B. Michaleski	☐	☐	09. William B. Roby	☐	☐
10. Catherine L. Williams	☐	☐						

Fold

	For	Withhold
3. Appointment of Auditors Appointment of **Deloitte LLP** as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Deferred Share Unit Plan Approving the adoption of, and unallocated entitlements under, the Deferred Share Unit Plan. Please read the resolution in full in the accompanying 2019 Proxy Statement and Information Circular ("Circular").	☐	☐
5. Vermilion Incentive Plan Approving amendments to, and unallocated entitlements under, the Vermilion Incentive Plan. Please read the resolution in full in the accompanying Circular.	☐	☐
6. Employee Bonus Plan Approving amendments to, and unallocated entitlements under, the Employee Bonus Plan. Please read the resolution in full in the accompanying Circular.	☐	☐
7. Employee Share Savings Plan Approving amendments to, and unallocated entitlements under, the Employee Share Savings Plan. Please read the resolution in full in the accompanying Circular.	☐	☐
8. Five-Year Security-Based Compensation Arrangement Approving amendments to, and unallocated entitlements under, the Five-Year Security-Based Compensation Arrangement. Please read the resolution in full in the accompanying Circular.	☐	☐
9. Executive Compensation Advisory resolution to accept the approach to executive compensation disclosed in the Circular.	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

VRYQ 271503 AR0

01HJNC